

July 13, 2018

Ray E. Winborne
Chief Financial Officer
GoDaddy Inc.
14455 N. Hayden Rd
Scottsdale, AZ 85260

> **Re: GoDaddy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 27, 2018**
> **Form 10-Q for the Quarterly Period Ended March 31, 2018**
> **Filed May 9, 2018**
> **File No. 001-36904**

Dear Mr. Winborne:

We have reviewed your June 22, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2018 letter.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 8

1. We note your response to prior comment 1. Please revise to describe the nature of the services provided for your domain registry services performance obligation and the judgments and assumptions made in concluding that this represents a single performance obligation. Refer to ASC 606-10-50-12.

Ray E. Winborne
GoDaddy Inc.
July 13, 2018
Page 2

2.   We note your response to prior comment 3. Please tell us the amount of amortization expense related to prepaid domain registry fees for the quarter ended March 31, 2018 and whether you believe such fees are contract fulfillment costs. If so, disclose the amount of amortization expense recognized during the period. Refer to ASC 340-40-25-5 and ASC 340-40-50-3(b).

 You may contact Joyce Sweeney, Senior Staff Accountant at 202-551-3449 or Christine Dietz, Assistant Chief Accountant at 202-551-3408 with any questions.

                                                        Division of Corporation Finance
                                                        Office of Information Technologies
                                                        and Services

cc: Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.